July 5, 2024

Scott W. Absher
Chief Executive Officer
ShiftPixy, Inc.
4101 NW 25th Street
Miami, FL 33142

       Re: ShiftPixy, Inc.
           Registration Statement on Form S-1
           Filed June 28, 2024
           File No. 333-280566
Dear Scott W. Absher:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Steven Skolnick